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                             November 5, 2021

       Theodore Dinges
       Manager
       Amazon Gold, LLC
       9001 E. San Victor Drive, Unit 1002
       Scottsdale, AZ 85258

                                                        Re: Amazon Gold, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 22,
2021
                                                            File No. 024-11587

       Dear Mr. Dinges:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed October 22, 2021

       Description of Our Business
       Objectives and Strategy, page 20

   1. We note your response to our prior comment 4 and reissue it in part. We note that the
                                                        Company intends to fund
initial gold arbitrage operations in Brazil which are expected to provide "annualized
Company returns at rates sufficient to meet the Company's
                                                        objectives" but the
basis of your projections appear to be based on the success of a contractor with no
corresponding measure of quantitative financial information included in the offering
statement. Please clarify your disclosures and describe the valuation method or model used to
calculate your preferred rate and specifically disclose the related assumptions. If no
standard valuation method was used, please state this information in
 Theodore Dinges
Amazon Gold, LLC
November 5, 2021
Page 2
      your offering circular. Please also revise or provide a reasonable basis for any disclosure suggesting that you will be able to provide a Preferred Rate of 12% on an annual basis.
      Refer to Part II(b) of Form 1-A.

2. Please expand your disclosure to clarify and substantiate the amount of capital that will be required to fund each of your objectives over the next twelve months. In this regard, discuss the timeframe for each objective and the related expenses.

3. We note that you were recently incorporated on December 7, 2020 for the purpose of funding arbitrage activities and have not generated any revenues to date. Please revise the disclosure in the second paragraph on page 21 to clarify that references to average sale proceeds are not based on prior historical prices or advise. Additionally, disclose whether you are using any pricing assumptions.

General

4. We note your response to our prior comment 3 and that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption.

      Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.



                                                            Sincerely,
FirstName LastNameTheodore Dinges
                                                            Division of
Corporation Finance
Comapany NameAmazon Gold, LLC
                                                            Office of Energy &
Transportation
November 5, 2021 Page 2
cc:       Wallace Glausi
FirstName LastName